Exhibit 6

VOTE of TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES (“Tempo Capital”) presented to the Board of the Annual General And Extraordinary Shareholders’ Meeting of OI S.A. (“Company”), held on 26 April 2019 at 11:00 a.m. (“AGO/E”).

At the Annual General Meeting:

1. To analyze the management accounts, examine, discuss and vote on the financial statements related to the fiscal year ended December 31, 2018;

ABSTAIN

2. To deliberate on the allocation of the results of the fiscal year ended December 31, 2018;

ABSTAIN

3. To establish the annual global amount of compensation for Management and members of the Company’s Fiscal Council;

REJECT

4. To elect the members of the Fiscal Council and their respective alternates.

PRESENT AND VOTE. THROUGH ITS PREFERRED SHARES, FOR RAPHAEL MANHAES MARTINS, AS MEMBER, AND DOMENICA EISENSTEIN NORONHA, AS RESPECTIVE ALTERNATE.

At the Extraordinary General Meeting:

1. To deliberate about the amendment and consolidation of the Bylaws with the purpose of converting the Audit, Risk, and Control Committee into a Statutory Audit Committees and to assign its members all of the functions of an audit committee currently exercised by the Fiscal Council, in compliance with applicable U.S. regulations;

REJECT

2. To approve the Long-Term Incentive Plan based on the shares issued by the Company for Executives;

REJECT

3. To approve the Long-Term Incentive Plan based on shares issued by the Company for the members of the Board of Directors;

REJECT

4. To approve the Company’s Loss Replacement Policy, which provides the rules, limits and procedures applicable to the indemnity agreements to be entered into by the Company and its direct and indirect subsidiaries, and their Directors, Officers and employees covered by the Policy, duly supported by the template indemnity agreement to be entered into with each beneficiary;

REJECT

5. Ratification of all acts performed by the Company’s management in the scope of Judicial Reorganization.

ABSTAIN

Finally, according to Circular Letter/CVM/SEP/Nº02/2018 item 3.4.4, it is reiterated under the terms of item X of article 21 of CVM Instruction 480/09, that the minutes of the AGO/E must be followed, in the same file, by any explanations of vote, dissent or protest.

Additionally, the minutes of the AGO/E filed with the CVM must also contain the attendance list and the exact quorum for the installation and approval of a certain matter, including the relevant shareholders who elected members to the board of directors and the audit committee, without prejudice to the disclosure of the final detailed voting map provided for in article 21-W, §Paragraph 6, II of CVM Instruction No. 481/09.

/s/

TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES